UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                      to

Commission file number 1-7819

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

ANALOG DEVICES, INC.

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

One Technology Way

Norwood, Massachusetts 02062-9106

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

Financial Statements

•	Report of Independent Registered Public Accounting Firm.

•	Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010.

•	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2011 and 2010.

•	Notes to Financial Statements.

Supplemental Schedule

•	Schedule H-Line 4i – Schedule of Assets (Held at End of Year).

Exhibits

•	Consent of Independent Registered Public Accounting Firm, filed herewith.

Report of Independent Registered Public Accounting Firm

The Administration Committee and Participants

Analog Devices, Inc.

The Investment Partnership Plan

We have audited the accompanying statements of net assets available for benefits of Analog Devices, Inc. The Investment Partnership Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. This information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Boston, Massachusetts

June 8, 2012

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

	2011	2010
ASSETS

Investments, at fair value	$791,693,835	$794,496,241

Accrued interest and dividends	20,887	17,867

Notes receivable from participants	8,967,825	8,688,893

Net assets available for benefits	$800,682,547	$803,203,001

See accompanying notes.

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2011 and 2010

	2011	2010

Additions
Investment income:
Net (depreciation) appreciation in fair value of investments	$(40,573,934)	$79,766,322
Dividends, interest and capital gains distributions	19,865,448	10,885,895

Net investment (loss) income	(20,708,486)	90,652,217

Interest income on notes receivable from participants	389,274	423,874

Contributions:
Employer	21,969,298	20,047,857
Participant	29,926,212	28,090,834
Rollover	4,064,142	1,461,468

Total contributions	55,959,652	49,600,159

Total additions, net of investment loss	35,640,440	140,676,250

Deductions
Benefit payments	(38,160,894)	(52,882,431)

Net (decrease) increase in net assets available for benefits	(2,520,454)	87,793,819

Net assets available for benefits at beginning of year	803,203,001	715,409,182

Net assets available for benefits at end of year	$800,682,547	$803,203,001

See accompanying notes.

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

A.	Description of Plan

The following description of the Analog Devices, Inc. (the “Company”) The Investment Partnership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1. General. The Plan is a contributory defined contribution plan sponsored and administered by the Company. The Administrative Committee (the “Committee”) is responsible for the administration of the plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

2. Eligibility. Domestic employees of the Company are eligible to participate in the Plan on the first day of employment. The Company contributions are effective upon the first day following one year of service. For eligibility purposes, a year of service is a 12-month period during which an employee completes at least 1,000 hours of service.

3. Contributions. Basic contributions are made at the sole discretion of the Company. For 2011 and 2010, the Company made annual basic contributions of 5% of each participant’s total eligible compensation. The Internal Revenue Code limited total eligible compensation to an amount not to exceed $245,000 for 2011 and 2010. For 2012, this limitation will increase to $250,000. In addition to the basic contribution, the Company matches each participant’s pre-tax contribution, if any, by contributing an amount of 100% of the first 2% of total eligible pay contributed on a pre-tax basis plus 50% of the next 2%, not to exceed 3% of such participant’s total eligible compensation. A participant may elect to contribute up to 50% of his or her pre-tax total eligible compensation to the Plan; however, pre-tax contributions were limited to $16,500 in 2011 and 2010. This amount will increase to $17,000 for 2012. Eligible participants are automatically enrolled in the Plan after sixty days from their employment commencement date, unless they affirmatively decline to participate. If a participant is automatically enrolled, a participant’s pre-tax deferral is set at 4% of eligible compensation.

Company contributions, participants’ pre-tax contributions and the net investment income related to all contributions are excluded from the participants’ income for federal income tax purposes until such amounts are withdrawn or distributed.

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

4. Investment Options. The investment options of the Plan are listed below.

Analog Devices, Inc. Common Stock Fund

Calamos Growth Fund

Fidelity Diversified International Fund

Fidelity Equity-Income Fund

Fidelity Growth Company Fund

Fidelity Low-Priced Stock Fund

Fidelity Freedom Income Fund

Fidelity Freedom 2000 Fund

Fidelity Freedom 2005 Fund

Fidelity Freedom 2010 Fund

Fidelity Freedom 2015 Fund

Fidelity Freedom 2020 Fund

Fidelity Freedom 2025 Fund

Fidelity Freedom 2030 Fund

Fidelity Freedom 2035 Fund

Fidelity Freedom 2040 Fund

Fidelity Freedom 2045 Fund

Fidelity Freedom 2050 Fund

Fidelity Institutional Money Market Fund

Fidelity U.S. Equity Index Commingled Pool

Hotchkis and Wiley Mid-Cap Value Fund

Oppenheimer Developing Markets Fund

Pyramis Large Cap Core Commingled Pool

Royce Low-Priced Stock Fund

Spartan International Index Fund

Spartan U.S. Bond Index Fund

Templeton Foreign Fund

Vanguard Mid-Cap Index Fund

Vanguard Short-Term Bond Index Fund

Vanguard Small-Cap Index Fund

Vanguard Inflation-Protected Securities Fund

Additionally, participants have the option to invest assets in a self-directed brokerage service that allows participants access to a wide variety of stocks, bonds, short-term securities and mutual funds.

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

5. Vesting. Participant contributions: Participants are immediately 100% vested in their contributions plus actual earnings thereon.

Company Contributions: Company basic and match contributions and investment earnings thereon become fully vested upon the first to occur of (i) completion of three years of service with the Company, (ii) attaining age 65 while employed by the Company, (iii) death or permanent disability while employed by the Company or (iv) if employment is terminated by the Company due to job elimination, the closing of a facility or as the result of the disposition of a business unit.

6. Benefits. Upon normal retirement at age 65, death, permanent disability or termination of employment, the participant’s vested benefits are paid to the participant or his or her beneficiary, at the election of the participant, either in a lump sum or in monthly installments over a period of up to ten years. A participant may elect to defer payment of his or her account until he or she attains age 70 1/2. However, if a participant’s vested benefits are less than $1,000 upon termination of employment, distribution will be made in the form of a lump-sum payment within one year following termination of employment. Participants may request an in-service withdrawal for any reason after he or she attains age 59 1/2.

7. Notes Receivable from Participants. Participants may borrow the lesser of 50% of their vested account balance, as defined by the plan, or $50,000. Participants repay loans plus interest to their accounts through payroll deductions, generally over a five-year period unless for the purchase of a primary residence, in which case the repayment period may be extended up to a maximum of twenty years. The interest rate on loans is set quarterly and remains fixed for the duration of the loan. The interest rate is Prime plus 1% for all loans (4.25% at December 31, 2011 and 2010).

8. Accounting. A separate account is maintained for each participant. Account balances are adjusted periodically for participant and Company contributions, withdrawals and a pro rata share of net investment income or loss. Forfeitures that arise when participants terminate employment with the Company prior to vesting are used to offset future Company contributions and administrative expenses of the Plan. If an employee who had terminated returns to the employment of the Company within five years, any amount that had been forfeited will be reinstated by the Company. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Unallocated forfeiture balances as of December 31, 2011 and 2010 were $498,478 and $133,992, respectively, and forfeitures used to reduce Company contributions for 2011 and 2010 were $145,419 and $1,296,963, respectively.

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

All transactions of the Plan (including contributions, withdrawals and exchanges) have been accounted for and reported using units as well as dollars. Net investment (loss) income in each fund is allocated based on the shares or units in each participant’s account, except for the Self-Directed Brokerage Service, whereby earnings are recorded on a transaction specific basis.

9. Investment allocation. The vested and nonvested share of a participant’s account balance is invested in one or more of the investment options depending upon the allocation instructions of the participant. In the absence of such allocation instructions, all amounts accruing to the participant are invested in a Fidelity Freedom Fund, based on their projected retirement timeframe. Participants may change this election at any time.

10. Continuation of the Plan. While the Company has not expressed any intent to terminate the Plan or suspend contributions, it is free to do so at any time. In the event of such termination or suspension, each participant would have a nonforfeitable right to all monies in his or her account.

B.	Summary of Significant Accounting Policies

1. Basis of presentation. The accompanying financial statements have been prepared on the accrual basis of accounting.

2. Notes receivable from participants. Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

3. New accounting pronouncements In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, (ASC 820), to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU 2010-06) – Improving Disclosures About Fair Value Measurements. This ASU amended ASC 820 and required new disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarified existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The new disclosures and clarifications of existing disclosures were effective for the Plan’s fiscal year ending December 31, 2010, except for the disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements, which are effective for the Plan’s fiscal year ending December 31, 2011. The adoption of this new guidance required additional disclosures but did not have a material impact on the Plan’s financial statements.

4. Investments. Investments are reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note E for further discussion and disclosures related to fair value measurements.

5. Contributions. Contributions from participants are recorded when the Company makes payroll deductions from plan participants. Company contributions are accrued at the end of the period in which they become obligations of the Company based upon the terms of the Plan.

6. Investment income. Net investment income consists of interest income, dividends and capital gain/loss distributions, realized gains or losses on sales of investments and the change in net unrealized appreciation between the cost and market value of investments at the beginning and end of the period. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

All interest, dividends and capital gains distributions are reinvested in the respective funds and are recorded as earned on an accrual basis.

7. Income tax status. The Plan has received a determination letter from the Internal Revenue Service, dated April 10, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

Plan is required to operate in conformity with the Code to maintain its qualified status. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

8. Related Party. Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research (FMR) Corporation. FMR Corporation is a related party to the trustee and recordkeeper of the Plan, and therefore, these transactions qualify as party-in-interest transactions, however, they are exempt from the prohibited transaction rules under ERISA. Fees paid by the Company to the trustee and recordkeeper for administrative expenses amounted to $40,310 and $35,114 for the years ended December 31, 2011 and 2010, respectively.

The Plan also offers the Analog Devices, Inc. Common Stock Fund investment option. The Analog Devices, Inc. Common Stock Fund is designed for investment in the common stock of the Company. In addition, some of the investments in the Plan hold the Company’s Common stock. These transactions qualify as party-in-interest transactions. At December 31, 2011 and 2010, the Plan recorded dividend income from The Analog Devices, Inc. Common Stock Fund of $2,475,614 and $2,593,076, respectively.

Notes receivable from participants also qualify as party-in-interest transactions.

9. Administrative expenses. For the years ended December 31, 2011 and 2010, the Company elected to pay the administrative expenses of the Plan. Certain expenses resulting from participant loans and investment fees are deducted directly from participant accounts.

10. Use of estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

11. Risk and uncertainties. The Plan and its participants invest in various securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

C.	Trustee and Plan Recordkeeper

Fidelity Management Trust Company and Fidelity Institutional Retirement Services Company serve as trustee and recordkeeper, respectively, to the Plan.

D.	Investments

The following investments represent five percent or more of the Plan’s net assets available for benefits:

	December 31,
	2011	2010
Fidelity Institutional Money Market Fund	$137,972,858	$128,138,600
Analog Devices, Inc. Common Stock Fund	95,514,244	107,677,872
Fidelity Growth Company Fund	72,667,383	57,168,098
Spartan U.S. Bond Index Fund	46,627,624	*
Fidelity Equity-Income Fund	*	41,951,489
Fidelity U.S. Bond Index Fund	*	41,039,183

*	The balance is less than 5% of the Plan’s net assets.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	December 31,
	2011	2010
Common stock	$(9,104,744)	$23,329,952
Mutual funds	(32,397,875)	51,735,978
Commingled funds	448,275	4,545,444
Bonds	81,373	328
Others	399,037	154,620

Net (depreciation) appreciation in fair value of investments	$(40,573,934)	$79,766,322

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

E.	Fair Value Measurement

The Plan establishes a three level hierarchy to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1 – Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Level 3 inputs are unobservable inputs for the asset or liability in which there is little, if any, market activity for the asset or liability at the measurement date. As of December 31, 2011 and 2010, the Plan held no level 3 investments.

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

The fair values, by level within the fair value hierarchy, of the Plan’s investments at December 31, 2011 and December 31, 2010 are measured as follows:

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Total
Mutual Funds:
Equity Investments
Domestic	$222,612,423	—	$222,612,423
International	50,456,609	—	50,456,609
Short Term Investments	137,972,857	—	137,972,857
Lifecycle Funds	82,090,044	—	82,090,044
Bond Investments	76,627,790	—	76,627,790

Total Mutual Funds	569,759,723	—	569,759,723
Analog Common Stock Fund	95,514,244	—	95,514,244
Self-directed Brokerage Account:
Equity Investments	41,811,034	—	41,811,034
Cash and Cash Equivalents	26,211,636	—	26,211,636
Mutual Funds	18,014,844	—	18,014,844
Corporate Bonds	681,667	—	681,667
Government Bonds	435,181	—	435,181
Other	859,370	—	859,370

Total Self-directed Brokerage Account	$88,013,732	—	$88,013,732
Commingled Funds	—	$38,406,136	38,406,136

Total Investments at Fair Value	$753,287,699	$38,406,136	$791,693,835

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Total
Mutual Funds:
Equity Investments
Domestic	$238,099,045	—	$238,099,045
International	56,979,456	—	56,979,456
Short Term Investments	128,138,600	—	128,138,600
Lifecycle Funds	76,697,371	—	76,697,371
Bond Investments	62,406,364	—	62,406,364

Total Mutual Funds	562,320,836	—	562,320,836
Analog Common Stock Fund	107,677,872	—	107,677,872
Self-directed Brokerage Account:
Equity Investments	43,129,256	—	43,129,256
Cash and Cash Equivalents	24,512,063	—	24,512,063
Mutual Funds	17,458,955	—	17,458,955
Corporate Bonds	517,701	—	517,701
Government Bonds	643,456	—	643,456
Other	527,371	—	527,371

Total Self-directed Brokerage Account	86,788,802	—	86,788,802
Commingled Funds	—	$37,708,731	37,708,731

Total Investments at Fair Value	$756,787,510	$37,708,731	$794,496,241

Mutual Funds: valued at the net asset value (“NAV”) of shares held by the Plan at year end based on quoted prices in the active market.

Common Stocks and Bonds: valued based on quoted market price on which the individual securities are traded.

Commingled Fund: valued at redemption price on the last business day of the plan year, where value is based on the fair value of the underlying assets held by the fund. The Fidelity U.S. Equity Index Commingled Pool and the Pyramis Large Cap Core Commingled Pool are the only commingled funds held by the Plan. The funds’ strategy is to provide investment results that correspond to the total return performance of common stock publicly traded in the United States.

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2011

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

EIN NO: 04-2348234 PLAN NO: 003

SCHEDULE H-LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

	Shares	Current Value
Description of Investment:
Mutual Funds:
Fidelity (1) Institutional Money Market Fund	137,972,858	$137,972,858
Fidelity (1) Diversified International Fund	822,726	20,963,056
Fidelity (1) Equity-Income Fund	929,197	38,366,555
Fidelity (1) Freedom Income Fund	472,346	5,337,509
Fidelity (1) Freedom 2000 Fund	155,893	1,781,861
Fidelity (1) Freedom 2005 Fund	31,641	379,056
Fidelity (1) Freedom 2010 Fund	751,042	9,087,612
Fidelity (1) Freedom 2015 Fund	329,015	3,990,949
Fidelity (1) Freedom 2020 Fund	1,438,676	17,882,746
Fidelity (1) Freedom 2025 Fund	674,604	8,392,075
Fidelity (1) Freedom 2030 Fund	1,328,240	16,656,127
Fidelity (1) Freedom 2035 Fund	390,686	4,895,293
Fidelity (1) Freedom 2040 Fund	620,491	7,799,571
Fidelity (1) Freedom 2045 Fund	248,405	3,144,806
Fidelity (1) Freedom 2050 Fund	216,794	2,742,439
Fidelity (1) Growth Company Fund	899,238	72,667,383
Fidelity (1) Low-Priced Stock Fund	1,030,326	36,782,630
Calamos Growth Fund	246,523	12,535,673
Hotchkis and Wiley Mid-Cap Value Fund	756,429	16,565,785
Oppenheimer Developing Markets Fund	149,657	4,335,560
Royce Low-Priced Stock Fund	1,029,503	14,783,664
Templeton Foreign Fund	2,190,990	12,817,291
Spartan International Index Fund	414,813	12,340,701
Spartan U.S. Bond Index Fund	3,958,202	46,627,624
Vanguard Mid-Cap Index Fund	981,976	19,335,098
Vanguard Short-Term Bond Index Fund	1,407,950	14,938,352
Vanguard Inflation-Protected Securities Fund	1,334,085	15,061,814
Vanguard Small-Cap Index Fund	346,680	11,575,635

		569,759,723
Analog Devices, Inc. Common Stock Fund:
Analog Devices, Inc. Stock Fund(1)	2,542,296	90,963,351
Fidelity (1) Institutional Cash Portfolio – Money Market Portfolio	4,550,893	4,550,893

		95,514,244

Participants Self-Directed Brokerage Accounts		88,013,732

Commingled Funds:
Pyramis Large Cap Core Commingled Pool	311,326	5,267,638
Fidelity (1) U.S. Equity Index Commingled Pool	740,360	33,138,498

		38,406,136

Notes Receivable from Participants (1) (2)		8,967,825

		$800,661,660

(1)	Indicates party-in-interest to the Plan.
(2)	The loan account at December 31, 2011 bears interest at rates ranging from 3.3% to 10.0%, with terms ranging from less than 1 year to 20 years.

Note:	Cost information has not been included because all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
(the Plan)

By:	/s/ David A. Zinsner
David A. Zinsner
Vice President-Finance and Chief Financial Officer of Analog Devices, Inc.

June 8, 2012